UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J106

(CUSIP Number)

FREDERICK DiSANTO

c/o Ancora HOLDINGS INC.

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		45,026
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

45,026
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		404,006
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

404,006
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

404,006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,005
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,005
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		394,065
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

394,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

394,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora/Thelen Small-Mid Cap Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,077
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

95,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		196,115
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

248,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IA, OO

7

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		874,102
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

874,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

874,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA, OO

8

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Family Wealth Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,525
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

9

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

The Ancora Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		196,115
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

248,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Inverness Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,525
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Ancora Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,080,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,133,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,133,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,080,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,133,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,133,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 46609J106

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional” and together with Ancora Merlin, Ancora Merlin Institutional and Ancora Catalyst, the “Ancora LP Funds”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora/Thelen Small-Mid Cap Fund, a series of the Ancora Trust, an Ohio business trust (“Ancora/Thelen” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment advisor to each of Ancora Thelen and a certain separately managed account (the “Ancora Advisors SMA”);
(vii)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the investment advisor and general partner of each of the Ancora LP Funds;
(viii)	Ancora Family Wealth Advisors, LLC, an Ohio limited liability company (“Ancora Family Wealth”), as the investment advisor to a certain separately managed account (the “Ancora Family Wealth SMA”);
(ix)	The Ancora Group Inc., an Ohio corporation (“Ancora Inc.”), as the sole member of Ancora Advisors;
(x)	Inverness Holdings LLC, a Delaware limited liability company (“Inverness Holdings”), as the sole member of Ancora Family Wealth;
(xi)	Ancora Holdings Inc., an Ohio corporation (“Ancora Holdings”), as the sole member of each of Ancora Alternatives and Inverness Holdings and as the sole shareholder of Ancora Inc.; and
14

CUSIP No. 46609J106

(xii)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Ancora Funds, Ancora Advisors, Ancora Alternatives, Ancora Family Wealth, Ancora Inc., Inverness Holdings, Ancora Holdings and Mr. DiSanto are collectively referred to as “Ancora.” Effective January 1, 2021, Ancora underwent an internal reorganization, pursuant to which, among other things, Ancora Alternatives succeeded Ancora Advisors as the investment advisor and general partner of each of the Ancora LP Funds. Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6 below. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora Inc. and Ancora Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Ancora Funds, Ancora Advisors, Ancora Alternatives, Ancora Family Wealth, Ancora Inc., Inverness Holdings, Ancora Holdings and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Advisors is serving as the investment advisor to each of Ancora/Thelen and the Ancora Advisors SMA. The principal business of Ancora Alternatives is serving as the investment advisor and general partner of each of the Ancora LP Funds. The principal business of Ancora Family Wealth is serving as investment advisor to the Ancora Family Wealth SMA. The principal business of Ancora Inc. is serving as the sole member of Ancora Advisors. The principal business of Inverness Holdings is serving as the sole member of Ancora Family Wealth. The principal business of Ancora Holdings is serving as the sole member of each of Ancora Alternatives and Inverness Holdings and as the sole shareholder of Ancora Inc. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors entered into a settlement with the Securities and Exchange Commission regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora Advisors consented to the cease-and-desist order and paid a penalty in the amount of $100,000.

(f)       Mr. DiSanto is a citizen of the United States of America.

15

CUSIP No. 46609J106

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Advisors SMA and the Ancora Family Wealth SMA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 45,026 Shares owned directly by Ancora Merlin is approximately $426,516, including brokerage commissions. The aggregate purchase price of the 404,006 Shares owned directly by Ancora Merlin Institutional is approximately $3,831,020, including brokerage commissions. The aggregate purchase price of the 31,005 Shares owned directly by Ancora Catalyst is approximately $278,623, including brokerage commissions. The aggregate purchase price of the 394,065 Shares owned directly by Ancora Catalyst Institutional is approximately $3,717,466, including brokerage commissions. The aggregate purchase price of the 95,077 Shares owned directly by Ancora/Thelen is approximately $914,110, including brokerage commissions. The aggregate purchase price of the 153,601 Shares held in the Ancora Advisors SMA is approximately $1,515.256, including brokerage commissions. The aggregate purchase price of the 10,525 Shares held in the Ancora Family Wealth SMA is approximately $99,439, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 2, 2021, Ancora Holdings entered into a Voting Agreement (the “Voting Agreement”) with SPB Hospitality LLC, a Delaware limited liability company (“Parent”) and Titan Merger Sub, Inc., a Tennessee corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated July 2, 2021, by and among the Issuer, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the effective time of the Merger, each Share of the Issuer will be converted into the right to receive an amount in cash equal to $14.00 per Share (the “Merger Consideration”). Pursuant to the Voting Agreement, Ancora Holdings has agreed, among other things, to vote its Shares in favor of the Merger and to certain transfer restrictions, subject to certain exceptions.

The Voting Agreement will terminate upon the earliest to occur of (a) the closing of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the completion of the Company Shareholders Meeting (as defined in the Merger Agreement) and the inspectors’ certification of the voting results thereat, (d) a Recommendation Withdrawal (as defined in the Merger Agreement) made in accordance with the terms of the Merger Agreement, (e) any amendment to or waiver under the Merger Agreement that (i) decreases or changes the form of consideration to be received by the Issuer’s shareholders, (ii) extends the Termination Date (as defined in the Merger Agreement), (iii) imposes any additional conditions or obligations reasonably expected to prevent or impede the consummation of the Merger, (iv) affects, in a manner adverse to Ancora Holdings, any of the material terms in Article I (The Merger; Certain Related Matters), Section 5.2 (No Solicitation), Article VI (Conditions) or Article VII (Termination) of the Merger Agreement, or the defined terms used in such Sections or Articles of the Merger Agreement or (v) is otherwise materially adverse to Ancora Holdings, and (f) written notice of termination by Parent to Ancora Holdings.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2021.

16

CUSIP No. 46609J106

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,090,077 Shares outstanding as of July 2, 2021 which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on July 6, 2021.

A.	Ancora Merlin
(a)	As of the date hereof, Ancora Merlin beneficially owned directly 45,026 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 45,026
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 45,026

B.	Ancora Merlin Institutional
(a)	As of the date hereof, Ancora Merlin Institutional beneficially owned directly 404,006 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 404,006
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 404,006

C.	Ancora Catalyst
(a)	As of the date hereof, Ancora Catalyst beneficially owned directly 31,005 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,005
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,005

D.	Ancora Catalyst Institutional
(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 394,065 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 394,065
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 394,065

17

CUSIP No. 46609J106

E.	Ancora/Thelen
(a)	As of the date hereof, Ancora/Thelen beneficially owned directly 95,077 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,077
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,077

F.	Ancora Advisors
(a)	As of the date hereof, 153,601 Shares were held in the Ancora Advisors SMA. Ancora Advisors, as the investment advisor to each of Ancora/Thelen and the Ancora Advisors SMA, may be deemed to beneficially own 248,678 Shares consisting of (i) 95,077 Shares beneficially owned directly by Ancora/Thelen and (ii) 153,601 Shares held in the Ancora Advisors SMA.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 196,115
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 248,678

G.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor and general partner of each of the Ancora LP Funds, may be deemed to beneficially own 874,102 Shares consisting of (i) 45,026 Shares beneficially owned directly by Ancora Merlin, (ii) 404,006 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 31,005 Shares beneficially owned directly by Ancora Catalyst and (iv) 394,065 Shares beneficially owned directly by Ancora Catalyst Institutional.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 874,102
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 874,102

H.	Ancora Family Wealth
(a)	As of the date hereof, 10,525 Shares were held in the Ancora Family Wealth SMA. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMA, may be deemed to beneficially own the 10,525 Shares held in the Ancora Family Wealth SMA.

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Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,525
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,525

I.	Ancora Inc.
(a)	Ancora Inc., as the sole member of Ancora Advisors, may be deemed to beneficially own 248,678 Shares consisting of (i) 95,077 Shares beneficially owned directly by Ancora/Thelen and (ii) 153,601 Shares held in the Ancora Advisors SMA.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 196,115
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 248,678

J.	Inverness Holdings
(a)	Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own the 10,525 Shares held in the Ancora Family Wealth SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,525
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,525

K.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of each of Ancora Alternatives and Inverness Holdings, and as the sole shareholder of Ancora Inc., may be deemed to beneficially own 1,133,305 Shares consisting of (i) 45,026 Shares beneficially owned directly by Ancora Merlin, (ii) 404,006 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 31,005 Shares beneficially owned directly by Ancora Catalyst, (iv) 394,065 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 95,077 Shares beneficially owned directly by Ancora/Thelen, (vi) 153,601 Shares held in the Ancora Advisors SMA and (vii) 10,525 Shares held in the Ancora Family Wealth SMA.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,080,742
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,133,305

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L.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 1,133,305 Shares consisting of (i) 45,026 Shares beneficially owned directly by Ancora Merlin, (ii) 404,006 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 31,005 Shares beneficially owned directly by Ancora Catalyst, (iv) 394,065 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 95,077 Shares beneficially owned directly by Ancora/Thelen, (vi) 153,601 Shares held in the Ancora Advisors SMA and (vii) 10,525 Shares held in the Ancora Family Wealth SMA.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,080,742
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,133,305

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 2, 2021, Ancora Holdings, Parent and Merger Sub entered into the Voting Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On July 2, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Voting Agreement, dated July 2, 2021.
99.2	Joint Filing Agreement, dated July 2, 2021.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2021

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora/Thelen Small-Mid Cap Fund

By:	Ancora Advisors, LLC its Investment Advisor

By:	The Ancora Group Inc., its Sole Member

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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Ancora Advisors, LLC

By:	The Ancora Group Inc., its Sole Member

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Family Wealth Advisors, LLC

By:	Inverness Holdings LLC, its Sole Member

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

The Ancora Group Inc.

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Inverness Holdings LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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Ancora Holdings Inc.

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto

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SCHEDULE A

Directors and Officers of The Ancora Group Inc. and Ancora Holdings Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Fredrick DiSanto Director and Officer	Chairman and Chief Executive Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Dan Hyland Director and Officer	President	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
John Micklitsch Director and Officer	Chief Investment Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
John Bartels Director and Officer	Managing Director, Retirement Plans & Insurance Services	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
James M. Chadwick Officer	Managing Director, Alternative Investments	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Brittney Garrett Officer	Chief Financial Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Joe Spidalieri Officer	Chief Operating Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Jason Geers Officer	Chief Compliance Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States

CUSIP No. 46609J106

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security	Date of Purchase/Sale

ANCORA Advisors, llc

(Through the Ancora Advisors SMA)

Sale of Common Stock	(2,800)	11.5249	05/20/2021
Sale of Common Stock	(2,170)	11.8138	05/21/2021